For Immediate Release
April 24, 2006
Contact:
Shareholder Inquires	Financial Advisor Inquiries
Computershare 888.396.7866	Evergreen Investments 800.343.2898

Media Relations Inquiries
Laura Fay 617.210.3867	Dan Flaherty 617.210.3887
lfay@EvergreenInvestments.com	dflaherty@EvergreenInvestments.com

Evergreen Investments Announces Expiration and Preliminary Results of Tender Offer

BOSTON – Evergreen Utilities and High Income Fund (AMEX:ERH), a non-diversified closed-end equity and high yield bond fund, announced today that its tender offer for up to 5% or 445,117, in the aggregate, of its issued and outstanding common shares, expired today at 5:00 p.m. ET. Shareholders whose shares are purchased in the tender offer will receive the net asset value of the Fund’s shares calculated as of the close of the regular trading session of the New York Stock Exchange on April 25, 2006.

Based upon current information, approximately 2,310,101 shares were tendered, excluding shares tendered pursuant to notices of guaranteed delivery. Based on this preliminary information, the Fund estimates that it will accept for purchase 19.3% of the shares properly tendered by each tendering shareholder. These numbers are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased will be announced at a later date. Management of the Fund anticipates acceptance on April 26, 2006 of 445,117 shares properly tendered and that payment for such shares will be made on or about April 27, 2006.

Evergreen Utilities and High Income Fund is a non-diversified closed-end equity and high yield bond fund. The Fund’s primary investment objective is to seek a high level of current income and moderate capital growth, with an emphasis on providing tax-advantaged dividend income. Evergreen Investment Management Company, LLC is the Fund’s investment advisor.

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Investments in the Fund involve risk. Additional risks are associated with investing in utility and below investment grade securities, such as risk that concentrating investments in one single sector could increase volatility of your investment and risk that below investment grade investment is more prone to default or decline in market value.

To make changes to your account, please contact your financial advisor, brokerage firm, bank, or other nominee with whom your shares are registered. If your shares are registered with the Fund’s transfer agent, Computershare, please contact them directly at 888.396.7866 or visit www.computershare.com.

About Evergreen Investments
Evergreen Investments is the brand name under which Wachovia Corporation (NYSE:WB) conducts its investment management business. Wachovia Global Asset Management is the brand name under which Evergreen Investments conducts sales and distribution business outside of the United States. Combined, the groups serve more than four million individual and institutional investors through a broad range of investment products. Led by 400 investment professionals, Evergreen Investments strives to meet client investment objectives through disciplined, team-based asset management. Evergreen Investments manages more than $257 billion in assets (as of March 31, 2006). Please visit EvergreenInvestments.com for more information about Evergreen Investments.

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